Exhibit (a)(1)(xx)

Contact:    Michael Gallant

508-293-6357

Gallant_Michael@emc.com

EMC ACQUIRES MAJORITY OWNERSHIP OF

DATA DOMAIN

Announces Subsequent Offering Period to Expire on July 22;

Data Domain To Become Foundation of New Product Division Focused On

Next-Generation Backup, Recovery and Archive

HOPKINTON, Mass. – July 20, 2009 — EMC Corporation (NYSE: EMC), the world leader in information infrastructure solutions, today announced that it has acquired majority ownership of Data Domain, Inc. (NASDAQ: DDUP). Once EMC completes the acquisition of Data Domain, which is expected by the end of July, Data Domain will become the foundation of a new product division within EMC’s storage business focused on the development and delivery of next-generation disk-based backup, recovery and archive solutions.

The new EMC product division will be led by Frank Slootman, Data Domain’s President and CEO, reporting to Joe Tucci, EMC’s Chairman, President and CEO, and Frank Hauck, EMC Executive Vice President leading EMC’s Storage Business. EMC will increase its investment in the division, adding resources, technologies, and products. The company expects this new division to continue growing revenue at significant double-digit rates achieving $1 billion in revenue in 2010. EMC and Data Domain’s highly complementary technologies will continue to deliver customers tremendous savings and value while promising entirely new and exciting prospects for integrated solutions in the future.

Joe Tucci said, “I am delighted to welcome Data Domain and its dedicated, talented and seasoned team to the EMC family. Together we will shape the future of next-generation disk-based backup, recovery and archive solutions, making life significantly better for our joint customers, changing the game in the storage software market, and creating new market opportunities for growth.”

Frank Slootman added, “We are pleased to see the merger with EMC becoming a reality. We envision great opportunity to accelerate our business through EMC’s massive worldwide distribution network and customer base, and we can’t wait to begin seeing that play out in the market place.”

Data Domain stockholders have tendered approximately 78.2 percent of the outstanding Data Domain shares (not including shares tendered by notice of guaranteed delivery). Together with the 3.9 percent of outstanding Data Domain shares previously held by EMC, EMC now controls approximately 82.1 percent of Data Domain shares outstanding.

The initial offering period of EMC’s tender offer to purchase all of the outstanding shares of Data Domain common stock expired at 12:00 midnight, Eastern Daylight Time (EDT), on Friday, July 17, 2009. EMC has accepted for payment the approximately 50,947,657 shares tendered in the offer.

EMC also today announced a subsequent offering period commencing on Monday, July 20, 2009 and expiring at 12:00 midnight EDT, on Wednesday, July 22, 2009, unless further extended. The subsequent offering period will permit all stockholders who did not tender shares in the initial offering period to obtain the $33.50 per share offer price for their shares prior to consummation of the second-step merger. EMC expects to complete the second-step merger and close the acquisition shortly after expiration of the subsequent offering period so long as EMC controls 90% or more of the outstanding Data Domain shares at such time.

During the subsequent offering period, EMC’s acquisition subsidiary Envoy Merger Corporation will accept for payment and promptly pay for Data Domain shares as they are tendered. Stockholders who tender shares during such period will be paid the same $33.50 per share cash consideration paid during the initial offering period. During the subsequent offering period, shares may not be tendered through procedures for guaranteed delivery and shares tendered may not be withdrawn. Envoy Merger Corporation may extend the subsequent offering period. If the subsequent offering period is extended, Envoy Merger Corporation will notify the depositary for the offer and issue a press release prior to 9:00 a.m. EDT on Thursday, July 23, 2009.

About EMC

EMC Corporation (NYSE: EMC) is the world’s leading developer and provider of information infrastructure technology and solutions that enable organizations of all sizes to transform the way they compete and create value from their information. Information about EMC’s products and services can be found at www.EMC.com.

EMC is a registered trademark of EMC Corporation. All other trademarks used are the property of their respective owners.

Information about the Tender Offer

This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Data Domain. EMC and Envoy Merger Corporation (“Envoy”) have filed with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and these documents have been mailed to the stockholders of Data Domain. These documents contain important information about the tender offer and stockholders of Data Domain are urged to read them. Investors and stockholders of Data Domain are able to obtain a free copy of these documents and other documents filed by EMC and Envoy with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may also be obtained free of charge by directing a request to the Information Agent for the offer, Morrow & Co., LLC at (800) 662-5200, or by email at emc.info@morrowco.com.

Forward-Looking Statements

This release contains “forward-looking statements” as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) adverse changes in general economic or market conditions; (ii) delays or reductions in information technology spending; (iii) our ability to protect our proprietary technology; (iv) risks associated with managing the growth of our business, including risks associated with acquisitions and investments and the challenges and costs of integration, restructuring and achieving anticipated synergies; (v) fluctuations in VMware, Inc.’s operating results and risks associated with trading of VMware stock; (vi) competitive factors, including but not limited to pricing pressures and new product introductions; (vii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (viii) component and product quality and availability; (ix) the transition to new products, the uncertainty of customer acceptance of new product offerings and rapid technological and market change; (x) insufficient, excess or obsolete inventory; (xi) war or acts of terrorism; (xii) the ability to attract and retain highly qualified employees; (xiii) fluctuating currency exchange rates; (xiv) litigation that we may be involved in; and (xv) other one-time events and other important factors disclosed previously and from time to time in EMC’s filings with the U.S. Securities and Exchange Commission. These statements are forward-looking, and actual results may differ materially. EMC disclaims any obligation to update any forward-looking statements in this release after the date of this release.